UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Community Valley Bancorp

(Name of Subject Company (Issuer))

Community Valley Bancorp

(Name of Filing Person (Issuer))

Common Stock, No Par Value

(Title of Class of Securities)

20415P 101

(CUSIP Number of Class of Securities)

Keith Robbins

President and Chief Executive Officer

1360 East Lassen Avenue

Chico, California 95973

(530) 899-7100

(Name, address and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

Copy to:

Gary Steven Findley, Esq.

Laura Dean-Richardson, Esq.

Thomas Kwan, Esq.

Gary Steven Findley & Associates

1470 North Hundley Street

Anaheim, California 92806

(714) 630-7136

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$13,000,000*	$510.90

*                 Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1). This calculation assumes the purchase of 1,000,000 shares at $13.00 per share.

☐

Check the box if any part of the fee is offset as provided by Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable

Form or Registration Number: Not applicable

Filing Party: Not applicable

Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

This Tender Offer Statement on Schedule TO relates to the issuer tender offer of Community Bancorp, a California corporation, to purchase up to 1,000,000 shares of its Common Stock, no par value. Community Valley Bancorp is offering to purchase these shares at $13.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 13, 2008, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the “Offer.” This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

The information contained in the Offer to Purchase is hereby incorporated by reference in response to all the items of this Schedule TO.

ITEM 1.          SUMMARY TERM SHEET.

The information called for in Item 1 is incorporated by reference from the “Summary Term Sheet” of the offering attached as an exhibit to this Schedule TO.

ITEM 2.          SUBJECT COMPANY INFORMATION.

(a)           The subject company is Community Valley Bancorp, a California corporation (the “Company”). The address of the Company’s principal executive office is 1360 East Lassen Avenue, Chico, California 95973, and its telephone number is (530) 899-7100.

(b)           The subject securities are common stock, no par value, of the Company. The number of shares of the subject securities outstanding on February 15, 2008 was 7,662,715.

(c)           The information about the trading market and price of the Company’s common stock is set forth in “Section 7. Price Range of Shares; Dividends” and is incorporated herein by reference.

ITEM 3.          IDENTITY AND BACKGROUND OF FILING PERSON.

(a)           The Filing Person to which this Schedule TO relates is the Subject Company, Community Valley Bancorp. The address of the Company’s principal executive office is 1360 East Lassen Avenue, Chico, California 95973, and its telephone number is (530) 899-7100. The address for all of the persons listed below is 1360 East Lassen Avenue, Chico, California 95973.

Name	Relationship with the Company
M. Robert Ching, M.D.	Director
John F. Coger	EVP, Chief Financial Officer and Director
Eugene B. Even	Director
John D. Lanam	Director
Donald W. Leforce	Chairman
Charles J. Mathews	Director
Ellis L. Matthews	Director
Luther W. McLaughlin	Director
Robert L. Morgan, M.D.	Director
James S. Rickards	Director and Secretary
Keith C. Robbins	President, Chief Executive Officer and Director
Gary B. Strauss, M.D.	Vice Chairman
Hubert I. Townshend	Director

Item 4.            TERMS OF THE TRANSACTION.

(a)           The information about the terms of the transaction set forth in the “Summary Term Sheet,” “1. Number of Shares; Priority and Proration,” “2. Purpose of Offer; Certain Effects of the Offer to Purchase,” “3. Procedure for Tendering Shares,” “4. Withdrawal Rights,” “5. Acceptance for Payment of Shares and Payment of Purchase Price,” “6. Conditional Tender of Shares,” “7. Certain Conditions of the Offer,” “8. Price Range of Shares; Dividends,” “9. Certain Information About Community Valley Bancorp,” “10. Source and Amount of Funds,” “11. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” “12. Effects of the Offer on the Market For Shares,” “13. Legal Matters; Regulatory Approvals,” “14. Certain Federal Income Tax Consequences,” “15. Extension of the Offer; Termination,” “16. Solicitation Fees and Expenses” and “17. Miscellaneous” of the Offer to

Purchase are incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

(b)           The Company has been advised that some of its directors, executive officers, or affiliates may tender shares pursuant to the Offer to Purchase.

ITEM 5.          PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)           The information set forth in “11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

ITEM 6.          PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) through (c)

The information set forth in “2. Purpose of the Offer; Certain Effects of the Offer to Purchase,” and “11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

ITEM 7.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b) and (d) - The information set forth in “10. Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

ITEM 8.          INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) and (b) - The information set forth in “11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

ITEM 9.          PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)           The information set forth in “16. Solicitation Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10.        FINANCIAL STATEMENTS.

(a) and (b) - The Company is purchasing the shares with cash. The Offer to Purchase is not subject to any financing condition and the Company is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that files reports electronically on EDGAR. Historical financial statements for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on Form 10-K are incorporated herein by reference. Historical financial statements for the years ended December 31, 2006 and 2005 are not deemed to be incorporated by this reference. The information set forth under “9. Certain Information about Community Valley Bancorp” and “10. Source and Amount of Funds” is also incorporated herein by reference.

ITEM 11.        ADDITIONAL INFORMATION.

(a)(1)       None

(a)(2)       None.

(a)(3)       Not applicable.

(a)(4)       Not applicable.

(a)(5)       None.

(b)           None.

ITEM 12.        EXHIBITS.

(a)(1)(i)	Offer to Purchase, dated March 13, 2008.

(a)(1)(ii)	Letter of Transmittal, together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(iii)	Letter to Shareholders of Community Valley Bancorp from Keith Robbins, President and Chief Executive Officer, dated March 13, 2008.

(a)(1)(iv)	Notice of Guaranteed Delivery.

(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 13, 2008.

(a)(1)(vi)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients, dated March 13, 2008.

(a)(5)	Press Release dated March 13, 2008.

(b)	Not applicable

(c)	Not applicable

(d)	Not applicable

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

ITEM 13.        INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2008

COMMUNITY VALLEY BANCORP

By: /s/ Keith Robbins
Keith Robbins
President and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Description

99.(a)(1)(i)	Offer to Purchase, dated March 13, 2008.

99.(a)(1)(ii)	Letter of Transmittal, together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

99.(a)(1)(iii)	Letter to Shareholders of Community Valley Bancorp from Keith Robbins, President and Chief Executive Officer, dated March 13, 2008.

99.(a)(1)(iv)	Notice of Guaranteed Delivery.

99.(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 13, 2008.

99.(a)(1)(vi)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.

99.(a)(5)	Press Release dated March 13, 2008.